Exhibit 99.2

canopy growth corporation

amended and restated MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and nine months ENDED december 31, 2018

amended and restated as of february 20, 2019

Canopy Growth Corporation (“the Company” or “Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. Common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and on the New York Stock Exchange (“NYSE”) under the symbol “CGC”.

Notice to Reader

Please be advised that the following change was made to the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended December 31, 2018 (“MD&A”) as previously filed.

i)

The correction of the adjusted EBITDA loss for the nine months ended December 31, 2018 from $69,006 to $155,154.  The correction was made due to a formula error in the spreadsheet supporting the year to date Adjusted EBITDA loss calculation.

The unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018, filed on February 14, 2019, were unaffected by the formula error.  Further, the Adjusted EBITDA loss for the three months ended as December 31, 2018 was correct as reported, as were all prior quarters as released.  Other than as expressly set forth above, the revised MD&A does not purport to update or restate the information in the original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A other than changes to the sections entitled Results of Operations, Third Quarter Review, and Adjusted EBITDA (Non-GAAP Measure).

This Management’s Discussion and Analysis of the Financial Condition and Results of Operation (“MD&A”) is amended and restated as of February 20, 2019. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”) for the three and nine months ended December 31, 2018, including the accompanying notes.

This MD&A was prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and nine months ended December 31, 2018 and up to and including February 14, 2019 other than as expressly set forth above.

The Interim Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and were approved by the Company’s Board of Directors on February 20, 2019.

The accompanying Interim Financial Statements were prepared in compliance with International Financial Reporting Standards 34 – Interim Financial Reporting (“IAS 34”), in accordance with subparagraph 3.2(1) (b) of NI 52-107 and include the accounts of the Company and its subsidiaries and the Company’s interests in affiliated companies (see page 5). All intercompany balances and transactions have been eliminated on consolidation.

Additional information including this MD&A, the Interim Financial Statements, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or at www.sec.gov/edgar and also on the Company’s website at www.canopygrowth.com.

Canopy Growth does not engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has several partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involves Canopy Growth in any unlawful US activities respecting cannabis.  Where a non-controlled affiliate has expressed an intent to enter the U.S. cannabis market, the Company has taken steps to insulate itself from all economic and voting interests until such time that U.S. federal laws change in favour of cannabis related activities. (See Corporate Position on Conducting Business in the United States)

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of Canadian securities legislation, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;
•	the Company’s expectations regarding legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Company’s wholly-owned subsidiaries;
•	the expected number of users of medical cannabis or the size of the legal medical cannabis market in Canada and internationally;
•	the expected number of users of recreational cannabis or the size of the legal recreational cannabis market in Canada and internationally;
•	the expected number of users of hemp or the size of the legal hemp market in Canada and internationally;
•

the potential time frame for the implementation of legislation to legalize regulated medical or recreational cannabis, or hemp internationally and the potential form implementation of the legislation will take, including the method of delivery and framework adopted or to be adopted by various international jurisdictions;

•	the ability to enter and participate in international market opportunities;
•	the Company’s expectations with respect to the Company’s future financial and operating performance;
•	the Company’s expectations with respect to future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	product sales expectations;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated results of research and development;
•	inventory and production capacity expectations including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	expectations with respect to future expenditures and capital activities;
•	statements about expected use of proceeds from fund raising activities; and
•	the Company’s ability to achieve profitability without further equity or debt financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made considering its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. This MD&A should be read in conjunction with the risk factors described in the “Risk and Uncertainties” section of this MD&A and as described in the Company’s annual information form for the year ended March 31, 2018. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

CORPORATE STRATEGY

Canopy Growth, an early mover in Canadian and international markets, is a multi-brand cannabis and hemp company that management believes its strong focus on and investment in the development of intellectual property, domestic and international markets, differentiated products, brands, increased cannabis and hemp supply, securing channels to market, and education, to help citizens safely, effectively and responsibly use cannabis and hemp, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

To achieve this, the Company will continue making deliberate investments, including via acquisition and entering into strategic partnerships to:

•

Invest in the development of international markets in which cannabis or hemp is or is expected to become federally legal/permissible, with the goal of increasing the Company’s total addressable market over the medium to long term;

•	Invest in research and development activities to increase cultivation efficiency and yield and to develop protectable intellectual property;
•

Invest in research and development activities related to the development and production of value-added, higher-margin cannabis and hemp-based consumer products to increase the Company’s total addressable market over the medium to long-term and to develop protectable intellectual property;

•

Invest in research and development activities related to the development of value-added, higher margin, cannabis and hemp-based medical treatments to increase the Company’s total addressable market over the medium to long-term and to develop protectable intellectual property;

•	Invest in the marketing, production and sale of value-added, higher margin, cannabis and hemp based consumer and medical products as permitted by regulations;
•	Invest in research and development activities to increasing the capacity and efficiency of the Company’s post-harvest processing capabilities and to develop protectable intellectual property;
•	Invest in research and development activities related to packaging automation to improve operating efficiencies and develop protectable intellectual property;
•

Implement retail sales strategies, effective sales management and market support capabilities to help drive and participate in the growth of the Canadian Regulated Recreational, or Adult Access market;

•	Increase the strength and differentiation of the Company’s multiple brands;
•	Implement robust information technology systems including Enterprise Resource Planning;
•	Increase the efficiency and effectiveness of the Company’s customer engagement resources;
•	Support and participate in the development of social responsibility initiatives related to cannabis; and
•	Foster a positive, challenging and rewarding work environment for the Company’s staff.

In the third quarter, Canopy Growth closed the previously announced strategic $5 billion investment from Fortune 500 beverage leader Constellation Brands. These funds will be deployed towards the Company’s core strategic objectives of (i) intellectual property development or acquisition, and (ii) replicating the Company’s Canadian platform for success across many international markets.  These objectives will be achieved through international acquisitions as well as continued internal investments across the globe.

BUSINESS TRANSITION

In the period leading up to legalizing recreational cannabis in Canada on October 17, 2018, while operating in an existing medical cannabis market, the Company began expanding its Canadian business model from  business to consumer (“B2C”) transactions to a hybrid-business model dominated by business to business (“B2B”) transactions in a new expanded market, both through provincial on-line and brick and mortar stores as well as continuation of B2C online medical sales and introducing brick and mortar retail stores where permitted in a recreational market.

From inception of the Company’s business up to the launch of the recreational market in Canada on October 17, 2018, the Company has been in control of every aspect of the sales process to the Company’s Canadian end customers, from product selection, to inventory management and logistics, to the operation of the Company’s online medical cannabis sales portal.

With the opening of the new recreational cannabis market in Canada on October 17, 2018, the Company’s business transitioned largely to a B2B model. Being a brand new market, it will take some time for Licensed Producers (“LP”), including Tweed Inc. (“Tweed”), and provincial/territorial agencies to develop an understanding and readiness for the real demand profile for regulated recreational cannabis products, including the type/strain and quantity of products.

Evidence of these early challenges were observable on launch of recreational cannabis on October 17, 2018 and through to December 31, 2018.  Management believes these challenges throughout the sector supply chain will continue in the months to come before stabilizing.

In transitioning to a largely B2B model in Canada, the Company wholesales large quantities of cannabis as requested by provincial/territorial agencies for distribution to new brick & mortar and online retail stores.  In this model, sales of the Company’s products are impacted by many factors that are beyond the Company’s control including the profile of cannabis products (type/strain) being purchased by provincial/territorial agencies, the size and frequency of wholesale cannabis orders received from provincial/territorial agencies, the effectiveness of inventory and distribution management systems operated by provincial/territorial agencies, the size of brick & mortar retail networks and the quality of the shopping experience delivered by online and brick and mortar retail stores.

CORPORATE STRUCTURE
Controlled subsidiaries
Legal entity	Defined as	% Ownership	Accounting method
Tweed Inc.	Tweed	100.0%	consolidation
Tweed Farms Inc.	Tweed Farms	100.0%	consolidation
1955625 Ontario Inc.	1955625 Ontario Inc.	100.0%	consolidation
Spectrum Cannabis Canada Ltd. (formerly Mettrum Ltd.)	Spectrum Cannabis	100.0%	consolidation
BC Tweed Joint Venture Inc.	BC Tweed	100.0%	consolidation
Tweed Grasslands Cannabis Inc.	Tweed Grasslands	100.0%	consolidation
Mettrum Hempworks Inc.	Mettrum Hempworks	100.0%	consolidation
Hiku Brands Company Ltd.	Hiku	100.0%	consolidation
POS Holdings Inc.	POS	0.0%	consolidation
Spektrum Cannabis GmbH	Spektrum Cannabis	100.0%	consolidation
Vert Cannabis Inc.	Vert Cannabis	100.0%	consolidation
11065220 Canada Inc.	11065220 Canada Inc.	100.0%	consolidation
2344823 Ontario Inc. d/b/a Bodystream	Bodystream	100.0%	consolidation
Apollo Applied Research Inc. and Apollo CRO Inc.	together "Apollo"	100.0%	consolidation
EB Transaction Sub I, LLC	Transaction Sub I	100.0%	consolidation
Spot Therapeutics Inc.	Spot	100.0%	consolidation
Spectrum Cannabis Australia PTY Ltd.	Spectrum Australia	100.0%	consolidation
Spectrum Cannabis Farms Australia PTY Ltd.	Spectrum Australia Farms	100.0%	consolidation
Spectrum Cannabis Czech s.r.o	Spectrum Czech	100.0%	consolidation
Spectrum Cannabis Chile SpA	Spectrum Chile	100.0%	consolidation
Spectrum Cannabis (Lesotho) PTY Ltd. (formerly DaddyCann Lesotho PTY Limited)	DCL	100.0%	consolidation
Storz & Bickel GmbH & Co, KG	S&B	100.0%	consolidation
Canopy Health Innovations Inc.	CHI	100.0%	consolidation
Canopy LATAM Corporation	Canopy LATAM	100.0%	consolidation
Spectrum Cannabis Colombia S.A.S.	Spectrum Colombia	100.0%	consolidation
Les Serres Vert Cannabis	Vert Mirabel	66.7%	consolidation
Spectrum Cannabis Denmark Aps	Spectrum Cannabis Denmark	82.0%	consolidation
Grow House JA Limited	Tweed JA	49.0%	consolidation
Canopy Rivers Corporation	Canopy Rivers	27.2%	consolidation
Investments in affiliates
Legal entity	Defined as	% Ownership	Accounting method
Agripharm Corp.	Agripharm	40.0%	equity
10730076 Canada Inc.	PharmHouse	49.0%	equity
Bedrocan Brasil S.A.	Bedrocan Brasil	39.4%	equity
Entourage Phytolab S.A.	Entourage	40.0%	equity
N49AROW Global Ventures, ULC	N49AROW	25.0%	equity
Beckley Canopy Therapeutics	BCT	42.2%	equity
AusCann Group Holdings Ltd.	AusCann	11.1%	FVTOCI and FVTPL
Vapium Incorporated	Vapium	12.2%	FVTOCI
Headset Inc.	Headset	7.9%	FVTOCI
HydRx Farms Ltd. (operating as Scientus Pharma Inc.)	HydRx	9.6%	FVTOCI
Slang Worldwide Inc.	Slang	0.0%	FVTPL
TerrAscend Corp	TerrAscend	0.0%	FVTPL
Civilized Worldwide Inc.	Civilized	25.5%	equity
CanapaR Corp.	CanapaR	46.0%	equity
James E. Wagner Cultivation Ltd.	JWC	14.2%	FVTOCI
Radicle Medical Marijuana Inc.	Radicle	23.8%	equity
LiveWell Foods Canada Inc.	LiveWell	10.0%	FVTOCI
Solo Growth Corp.	Solo Growth	9.7%	FVTOCI
Good Leaf, Inc.	Good Leaf	8.8%	FVTOCI and FVTPL

HIGHLIGHTS

Third Quarter Fiscal 2019 Highlights

Results

•

Net revenue, after deducting excise taxes of $14,655, was $83,048 representing a 283% increase over the quarter ended December 31, 2017 when revenue totaled $21,700 and a 256% increase compared over revenues of $23,327 in the second quarter of fiscal 2019.  Revenue from the new Canadian recreation market accounted for 71% of net revenue in the third quarter; medical products accounting for 20% of third quarter net revenue, with other revenues (accessories, such as merchandise and devices, and clinics) making up the remainder.

•

10,102 kilograms and kilogram[1] equivalents were sold in the third quarter ended December 31, 2018, representing an increase of 334% over the third quarter of last year, and an increase of 360% over the second quarter of fiscal 2019 in which 2,330 and 2,197 kilograms and kilogram equivalents were sold, respectively.  Recreation accounted for 8,288 kilogram and kilogram equivalents sold in the third quarter, of which 89% was sold directly to the provinces and the remainder through direct retail and on-line consumer channels. Medical accounted for 1,814 kilograms and kilogram shipments in the quarter, representing a decline from the prior quarters which were entirely medical markets, due in part to repositioning to a more limited medical focused Spectrum brand offering affecting supply availability for the on-line product offerings and to available competing offerings through the newly legal recreation market in Canada.

•

Approximately 2.8 million units were shipped in the third quarter as compared to approximately 0.1 million units in the same quarter last year, reflecting the increase scale and automation of Canopy Growth’s shipping and fulfilment capability in the last year.  A “unit” represents a discrete packaged item.

•

Oil sales, including gel caps, accounted for 33% of third quarter product revenue (reported revenue net of merchandise and clinic revenue). In comparison, oil sales, including gel caps, accounted for 23% of product revenue in the three month period ended December 31, 2017.  Approximately 30% of fiscal 2019 third quarter recreation sales were comprised of oils, including gel caps.  Oils, including gel caps, made up 42% of medical sales in the third quarter of fiscal 2019.

•

International medical cannabis sales, consisting primarily of sales in Germany, accounted for 16% of net medical product revenue in the third quarter as compared to 5% in the same quarter last year when medical access was still in its emerging phase after being introduced earlier in calendar 2018.

•

Average sales price per gram, net of excise tax, was $7.33 for the third quarter, as compared to $8.30 last year in the same quarter and $9.87 in the second quarter of fiscal 2019, due to a higher proportion of B2B recreational sales to provincial crown corporations, slightly offset by higher average pricing in the retail channel to achieve an overall recreation average price of $6.96. The average medical sales price per gram was $9.03, net of excise taxes and more directly compares to the prior quarter figures above.

•

Spektrum Cannabis sold 204 kilograms in Germany, all medical, at an average price of $13.28 per gram, up from 164 kilograms at an average price of $13.58 per gram in the second quarter of fiscal 2019, representing quarter over quarter increase of 22% on kilograms sold but down slightly on a price per gram basis due to mix.

•

Harvested 7,556 kilograms in the third quarter as compared to 15,217 kilograms in the second quarter of fiscal 2019 and 7,961 kilograms in the third quarter of fiscal 2018.  The lower harvest in the third quarter was due in part to timing at quarter end and certain greenhouses undergoing further retrofits.

•

Net income for third quarter of fiscal 2019 was $74,860, or $0.22 per basic share and a net loss of $0.38 per fully diluted share, due to the dilutive impact assuming the convertible debt was converted at the beginning of the quarter and compares to net income of $11,014 and $0.01 per share in the same quarter last year. The fiscal 2019 net income was driven principally by fair value changes on financial liabilities more than offsetting the loss from operations.

Cash, cash equivalents and marketable securities

•	Consolidated cash, cash equivalents and marketable securities totaled $4,915,288 at December 31, 2018.

Innovation

•	Completed cannabis consumption safety trials key to validating safety of consumer products as well as animal and human medicines, data expected to be released by end of fiscal 2019.
•

Completed clinical trials of CBD-based anti-anxiety treatment for companion animals, data expected to be released by end of fiscal 2019; The Company believes that the clinical trial activities completed and underway will position Canopy Growth to publicly announce cannabis-based companion animal products in the first half of calendar 2019.

•

Acquired the assets, including over 40 cannabis-related patent applications filed representing over 1,500 inventions, of Colorado-based hemp researcher, ebbu, Inc. (“ebbu”). Intellectual Property (“IP”) and R&D advancements

[1]	Kilogram equivalents refers to cannabis oils where 8 ml is the equivalent of approximately 1 gram of dried cannabis.

achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program. The Company believes applying ebbu’s IP has the potential to vastly reduce the cost of CBD production. In addition, ebbu’s IP portfolio will contribute to the clinical formulations program being executed by Canopy Health Innovations Inc. (“Canopy Health”).

•

Acquired Storz & Bickel GmbH & Co. KG and related IP (collectively, “Storz & Bickel” or “S&B”). With a 22-year track record of breakthrough innovations, Storz & Bickel is widely recognized as the global leader for the design and manufacture of medically approved vaporizers, most notably the Volcano® Medic and the Mighty® Medic. Storz & Bickel has spent the last two decades developing an automated and internationally certified factory, achieving ISO 13485 certification in 2009. Storz & Bickel has exported devices to 50 markets around the world.  Leveraging S&B will help the Company bring vaporizer products to market that set a new bar for quality, functionality and safety.

•	Company’s intellectual portfolio increased to 32 issued patents and over 140 patent applications.

EVENTS SUBSEQUENT TO QUARTER-END

•

On January 9, 2019, the Company announced the addition of Spectrum Cannabis Peru S.A.C. (“Spectrum Cannabis Peru”) to the Canopy LATAM (Latin America) group of companies.  With Peru poised to introduce new regulations for the use of medical cannabis, Spectrum Cannabis Peru will support the opening of the Peruvian market while leveraging Canopy Growth’s global expertise in patient and physician education, as well as in medical cannabis production.

•

On January 14, 2019, Canopy Growth announced that it had been granted a hemp processing and production license by New York State and its commitment to invest in New York in order to establish a Hemp Industrial Park. Canopy Growth intends to invest between $100 million USD and $150 million USD in its New York operations, capable of producing tons of hemp extract on an annual basis.

•

On January 21, 2019, the Company announced that Spectrum Cannabis Polska, after completing a rigorous regulatory approval process, completed its first import of medical cannabis into Poland. According to the Polish Pharmaceutical Chamber, which represents about 15,000 pharmacies in Poland, it is estimated that up to 300,000 patients could qualify for medical cannabis treatment.

•

On January 21, 2019, the Company announced Spectrum Biomedical UK, a new company focused on providing access to cannabis-based medicinal products to UK patients with a wide range of symptoms.  Spectrum UK aims to provide patients reliable access to Spectrum Cannabis products and information physicians can use to support them in their practice.

•

On February 4, 2019, Canopy Rivers announced a bought deal transaction and concurrent with the bought deal transaction, Canopy Growth will participate through a private placement expected to close on or about February 27, 2019. Refer to the Canopy Rivers section below for details.

DESCRIPTION OF THE BUSINESS

CANNABIS REGULATORY FRAMEWORK IN CANADA

On October 17, 2018, the Cannabis Act went into effect which governs both the medical and recreational regulated markets in Canada.

Prior to October 17, 2018, legal access to and use of medicinal cannabis in Canada was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).  The Cannabis Act now applies to both medical and recreational use of cannabis.  Medical patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis.  Health Canada recently reported that over 342,000 patients had enrolled by September 30, 20182. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000 creating a market worth an estimated $1.3 billion3, estimates that management believes is conservative considering the growth in patient enrollment that has been experienced to date in the program.

At the onset of the regulated recreational cannabis market, permitted products are essentially the same as what is currently offered in the medical cannabis market – dried flowers, oils and soft-gel with the addition of pre-rolled cannabis products. As this product offering represents only a portion of the products available on the illicit market, the federal government has indicated that value-added products including higher concentrated oils and ingestibles will be permitted

[2]	http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php
[3]	http://www.cbc.ca/news/canada/1-3b-medical-marijuana-free-market-coming-to-canada-1.1872652 for sale within a year of the opening of the regulated recreational cannabis market. Federal legislation gives responsibility for regulating the distribution and retail of recreational cannabis to the provinces and territories.

CIBC World Markets reports estimates of the potential value of the regulated recreational cannabis market in Canada range from $5.0 billion to $10.0 billion per year. To put the potential size of the Canadian regulated recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.4

LEGALIZAtiON/permissibility Of CANNABIS in international jurisdictions

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes.

Since 2014, the actions of governments around the world have signaled a significant change in attitudes towards cannabis. To date, federal governments in over 30 additional countries including Argentina, Austria, Australia, Brazil, Denmark, Chile, Colombia, England, Germany, Greece, Israel, Italy, Jamaica, Lesotho, Mexico, Netherlands, Norway, Poland, Puerto Rico, South Africa, Switzerland and Turkey have formally legalized medicinal cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens.

In addition, many other countries including Belgium, Ireland, France, Portugal, Spain, India, Malaysia, South Korea and Thailand have established formal government efforts to explore the legalization of medicinal cannabis access.

In the United States of America, multiple legislative reforms related to Cannabis are currently being considered by the federal government.  On December 20, 2018, the Agricultural and Nutrition Act, H.R. 25 (the “Farm Bill”), which included the language of the Hemp Farming Act of 2018, legalize the cultivation of Hemp to produce the CBD and other cannabinoids, except for THC.  Further, management believes The Strengthening the Tenth Amendment Through Entrusting States Act (the “States Act”), S.30326, if passed in its current form, would make cannabis federally permissible (not illegal) in US states where cannabis is state legal.

Figure 1: Map of countries with/exploring federally legal cannabis access regimes in 2018

The forty-first meeting of the Expert Committee on Drug Dependence (“ECDD”) was held in Geneva, Switzerland, November 12 to16, 2018. At that meeting, the ECDD undertook a critical review of whole-plant cannabis and cannabis extracts. The Director-General of the World Health Organization sent a letter to the UN Secretary General on January 24, 2019, outlining its recommendations that included the recommendation that cannabis be removed from Schedule IV of the 1961 Convention on Narcotic Drugs.  The UN’s Commission on Narcotic Drugs may decide to consider, and vote upon, those recommendations at its next annual session, which will be held March 22 to 26, 2019, in Vienna, Austria, however since the recommendations were only released in January it’s possible that consideration will be postponed until 2020.

[4]	http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm
[5]	https://agriculture.house.gov/farmbill/
[6]	https://www.congress.gov/bill/115th-congress/senate-bill/3032/text

Canopy Growth will only conduct business activities related to growing or processing cannabis or hemp in jurisdictions where it is federally lawful to do so.

OVERVIEW OF CANOPY GROWTH CORPORATION

At December 31, 2018, there were approximately 2,700 full-time employees in the Company as compared to approximately 2,000 at September 30, 2018 and approximately 700 at December 31, 2017.

Canopy Growth is a multi-brand cannabis and hemp company that management believes its strong focus on and investment in the development of intellectual property, domestic and international markets, differentiated products, brands, increased cannabis and hemp supply, securing channels to market, and education, to help citizens safely, effectively and responsibly use cannabis and hemp, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

INTELLECTUAL PROPERTY – PATENT PORTFOLIO

The Company’s intellectual portfolio has increased to 32 issued patents and over 140 patent applications with more applications under development.  Protectable inventions cover cannabis-based beverage production, cannabis-based medical treatments, device & delivery technologies, large-scale cannabis processing and plant genetics. The portfolio features broad geographic coverage.

INTELLECTUAL PROPERTY - RESEARCH & DEVELOPMENT

Management believes a significant potential future opportunity exists, within an appropriate regulatory framework, to improve the Company’s profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients rather than the base product. This view applies to the medical and regulated recreational cannabis/cannabinoid markets. The Company has been investing for over two years in research and development activities related to the development of medical and recreational products.

Development of Cannabis-Based Medical Therapies - Canopy Health Innovations

Canopy Growth established the cannabis research incubator and now wholly-owned subsidiary Canopy Health, to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Health has put a team in place to evaluate, prepare for, and develop cannabis drug formulations and dose delivery systems. The role of the Canopy Health is to act as the pre-clinical and clinical research arm of the Company, which would include elements of product design and ingredient selection, formulation, safety and efficacy testing, and pre-clinical and clinical trials (to the extent required), for a range of products which are anticipated to be developed as the regulatory framework and market evolve. Canopy Health established a division called Canopy Animal Health (“CAH”) to create Cannabis-derived products for applications in veterinary medicine.

The development and maintenance of a robust IP program, including filing provisional applications, conversion of provisional applications into non-provisional utility filings, prosecution of utility filings through to issuance, and extending filings into various additional countries, is a key element of the Canopy Health’s strategy. IP is important in order to create competitive advantage in the marketplace and provide an opportunity to earn appropriate economic returns on R&D investments.

To date, Canopy Health has filed forty-three (43) US provisional patent applications, across a range of cannabis and cannabinoid uses, compositions, formulations, indications, methods of delivery, and dosing regimens.

On June 12, 2018, the Company announced that Canopy Health has received approval from Health Canada to proceed with Phase IIb “in-human” clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trial is being conducted in collaboration with a leading Canadian research institution.

On August 8, 2018, the Company announced that CAH has received approval from the Veterinary Drug Directorate of Health Canada to research the effectiveness of cannabidiol to treat anxiety in certain animals. Canopy Health has a total of 15 clinical trials underway or planned.

Development of Cannabis-based Consumer Recreational Products

The Canadian federal government has indicated that the sale of value-added cannabis-based Consumer Recreational products will be permitted within one of year of the opening of the legal recreational cannabis market in Canada. These products can be expected to include higher concentrated vaping oils (along with related device hardware), edibles and beverages.

Canopy Growth is actively laying the foundation for these products through investment in a range of research and development efforts, the licensing of intellectual property from innovative entrepreneurs in the cannabis industry, the acquisition of select technologies and investing in and constructing and outfitting edible and beverage production facilities.

Development of Cannabis-based Beverages

Management believes the benefits that cannabis-based beverages can offer consumers including tailored consumption experiences, consumption with reduced/no weight gain, no “hangover”, and limited/no negative interaction with traditional pharmaceutical medications, could cause significant demand to develop for cannabis-based beverages and resulting disruption to traditional alcohol beverage markets.

Canopy has invested significant resources in researching and developing technologies, processes and applications involved in the creation of clear, shelf-stable cannabis-based beverages that offer a social experience that is superior to that of traditional sugar-based alcoholic beverages, specifically, a rapid on-set and shorter duration. Like the IP program at Canopy Health, Canopy Growth has built, or otherwise secured, protected status, through pending patents and other IP forms.

CBD Products

The Company has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The Company believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen the Company’s consumer facing brands in the future.

Management believes the Company’s expertise in large-scale cannabinoid extraction processes with its unique whole-plant hemp harvesting knowledge and library of stable CBD-rich hemp genetics, acquired through the acquisition of Green Hemp Industries Ltd. in fiscal 2018 and its relationship with POS Holdings Inc. (“POS”) described below, positions Canopy Growth as a leader in low-cost, high yield CBD production.

On November 23, 2018 the Company acquired effective control for accounting purposes over the operations of POS, a bio-processing facility located in Saskatchewan, Canada as a result of a debenture financing transaction which was entered concurrent with the grant of an option to acquire POS.

In July 2018, prior to completing the transaction, the Company had entered into an agreement whereby the Company was granted an option to acquire all the assets of POS in exchange for $6,000. The amount advanced for this option was to be applied against the purchase price of the assets of POS when the option was exercised and had been recorded as a deposit. In addition, the Company had entered into an agreement for processing services to be conducted by POS on behalf of the Company and had made advances of $13,864 under this agreement. Since processing under this agreement has not yet commenced, all the amounts advanced prior to November 23, 2018 had been recorded as a prepaid expense. The deposit and prepaid amounts form part of the consideration transferred. On closing November 23, 2018, the Company advanced a further $109,094 pursuant to a convertible debenture for total cash consideration of $128,958.

The acquisition of ebbu with research and resultant IP related to hemp-based CBD and other non-THC cannabinoids along with receiving a hemp license in the State of New York (See EVENTS SUBSEQUENT TO QUARTER-END) are other key elements in the deployment of Canopy Growth’s hemp and CBD product strategy.

INTERNATIONAL DEVELOPMENT

Management believes that a significant opportunity exists today to leverage the Company’s intellectual property, expertise, financial strength and business model in federally legal/permissible cannabis markets around the world. In addition, management believes future opportunities are likely to exist for the Company in jurisdictions where governments are actively moving towards such a legal framework. Subject to regulatory approval, strategic international business opportunities pursued by the Company could include:

•	Providing advisory services to third-parties that are interested in establishing licensed cannabis cultivation and sales operations;
•	The export of cannabis and cannabis-based medicines to countries outside of Canada; and
•	Ownership of cannabis cultivation, value-added cannabis-based product production and sales operations in countries outside of Canada, where it is federally legal/permissible to do so.

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export cannabis to Australia, Brazil, Czech Republic, Denmark, Germany, Poland, Spain and certain Caribbean countries. Management believes that an opportunity will exist, for some time to come, to export medical cannabis to countries that require a secure supply of medicinal cannabis but have yet to develop domestic production capabilities.

Further, management believes that over time many countries will move to establish domestic production capabilities, in part due to the economic development opportunities that this represents. Many countries are looking to Canada, and its regulatory framework for the production and commercialization of medical cannabis, with much interest and respect. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

To date, the Company has announced subsidiaries, partnerships or business activities in Germany, Chile, Peru, Columbia, Denmark, Jamaica, Lesotho, Australia, Brazil, Czech Republic, the UK, Poland Spain, and the United States as described below.

Figure 2: International subsidiaries, partnerships or business activities

Europe

Spektrum Biomedical UK

Subsequent to the end of the third quarter of fiscal 2019, the Company announced Spectrum Biomedical UK, a new company focused on providing access to cannabis-based medicinal products to UK patients with a wide range of symptoms.  Spectrum UK aims to provide patients reliable access to Spectrum Cannabis products and information physicians can use to support them in their practice.

Spektrum Cannabis GmbH

Spektrum Cannabis GmbH (“Spektrum”) is a German-based pharmaceutical distributor. Spektrum has the necessary approvals in Canada and Germany to export/import medical cannabis for sale to German patients. To date, Spektrum distributes cannabis products to over 1,200 pharmacies across Germany. Spektrum’s processing facility is GMP certified by Regierungspraesidium Tübingen.

Spectrum Denmark ApS

Spectrum Denmark ApS (“Spectrum Denmark”) was established to produce, cultivate and distribute medical cannabis products in Denmark. Spectrum Denmark will also seek to establish operations in other jurisdictions in Europe where federally lawful and regulated. In fiscal 2018, Spectrum Denmark purchased a 430,000 sq. ft. operating greenhouse facility in Odense, Denmark (“Odense”) and received a cannabis production license by Laegemiddelstyrelsen, Denmark’s Medicines Agency. The license was issued without conditions, meaning that Spectrum Cannabis Denmark will not be limited to a production cap or limited to the product formats it can produce. Spectrum Denmark recently received clones from our Spanish partner for purposes of testing and are now held as mother plants.

Spectrum Czech ApS

In the first quarter of fiscal 2019, the Company acquired Annabis Medical s.r.o (“Annabis Medical”). Annabis Medical is the leader in the Czech Republic’s medical cannabis industry and currently imports and distributes cannabis products pursuant to federal Czech licenses, with products for sale through pharmacy channels across the Czech Republic. Annabis Medical was renamed Spectrum Czech ApS.

Spectrum Cannabis Polska

Subsequent to the end of the third quarter of fiscal 2019, the Company announced that Spectrum Cannabis Polska, after completing a rigorous regulatory approval process, completed its first import of medical cannabis into Poland. According to the Polish Pharmaceutical Chamber, which represents about 15,000 pharmacies in Poland, it is estimated that up to 300,000 patients could qualify for medical cannabis treatment.

Alcaliber S.A.

In fiscal 2018, the Company and its wholly-owned subsidiary Spektrum announced a supply license agreement with Spain’s Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide. In the fourth quarter of fiscal 2018, Canopy Growth confirmed that it had completed a transfer of 1,500 cannabis clones to Alcaliber completing the first phase of the partnership announced on September 11, 2017. Alcaliber shipped the first group of clones to Spectrum Denmark in the first quarter of fiscal 2019.

Alcaliber specializes in research and development, breeding and cultivation, and the extraction, purification and preparation of Narcotic Raw Materials (“NRMs”) and Active Pharmaceutical Ingredients (“APIs”). Alcaliber has been granted a license to cultivate, produce, manufacture, export/import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices.

Asia/Pacific

Spectrum Australia

In the first quarter of fiscal 2019, Canopy Growth and the Victoria State Government announced the launch of Spectrum Australia. The Victoria facility, when completed, will enable domestic cultivation and production of high quality medical cannabis for patients while serving as a distribution hub for other jurisdictions in APAC. It will also operate as the APAC

Research and Development Center for the Company, supporting the ongoing research collaboration between Spectrum Australia and Agriculture Victoria on innovations in medical cannabis cultivation and production.

In fiscal 2018, the Company and the Victorian State Government signed a MOU to further develop research and technical capabilities in the production of medical cannabis in Australia. The work will focus on medical applications for cannabis genetics, strain development, cultivation, and processing. This partnership will directly contribute to the emerging medical cannabis industry in Australia, allowing for improved patient access in that market, creating a leadership position for Australia and Canopy Growth in the Asia Pacific geography.

AusCann Group Holdings Ltd.

In exchange for consultation in several areas including production, quality assurance and operations and strategic advisory services, the Company initially received a 15% interest and options in Auscann (ASX:AC8). Following subsequent dilutive financings, now owns an 11.1% interest.

The Company has an exclusive supply agreement with AusCann, whereby Canopy Growth will act as AusCann’s exclusive supplier of medical cannabis for the Australian market, beginning with the transfer of a range of medicines for research and commercialization in Australia.

Africa

Spectrum Cannabis Africa

Spectrum Cannabis Africa has received license approval, under the South African unregistered medicines program, to facilitate prescriptions for Spectrum Cannabis Oil products that are necessary to seek a permit to import products into South Africa.

Spectrum Lesotho

In the first quarter of fiscal 2019, Canopy Growth announced that it had acquired DaddyCann Lesotho PTY Ltd., trading as Highlands (“Highlands”) and since renamed Spectrum Cannabis Lesotho (Pty) Ltd (“Spectrum Lesotho”). Based in the Kingdom of Lesotho, Spectrum Lesotho holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

Combining the domestic and regional knowledge of Spectrum Lesotho with the global experience and expertise of Canopy Growth is the latest example of the Company establishing a meaningful local presence. With the objective of future local production to serve the regional market, these operations are part of Canopy Growth’s commitment to the Lesotho economy including supporting job creation and lasting community engagement. All key members of Spectrum Lesotho’s management team will continue to lead the organization.

Spectrum Lesotho has commenced cultivation operations at its facility near the Capital City, Maseru.  The facility, covering approximately 48,400 sq. ft. includes a propagation room, vegetation greenhouse, and an outdoor growing area.

Caribbean

Tweed JA

The Company owns 49% of Tweed JA, a Jamaican company that recently received its cultivation license after completing construction of the greenhouse. Canopy Growth believes that the production and formulation model it has built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica's well-established and renowned ganja, oils and other cannabis products on a global level. The post-harvest building is expected to be completed in the first half of calendar 2019. The processing license is expected to follow completion of the post-harvest building in the first calendar quarter of 2019. Tweed JA completed a clone transfer of Tweed genetics into Jamaica and has commenced the production of cannabis for medical purposes. Tweed JA expects to be selling medical cannabis in Jamaica by the second half of calendar 2019.

LATAM

Canopy LATAM, headquartered in Sao Paulo, Brazil, will focus on advancing medical cannabis through the Spectrum brand and capturing market share across the region comprised of Brazil, Columbia and Chile, home to more than 600 million people, as individual nations modernize their medical cannabis legislation.

Spectrum Cannabis Colombia

Spectrum Cannabis Colombia will serve as a regional production and processing hub for Canopy LATAM. Further, Spectrum Cannabis Colombia owns a uniquely-positioned 126 hectare farm suitable for growing and future operations. This site receives a steady supply of fresh water from a natural lagoon, has favourable electricity rates, and is currently licensed for 126 hectares (4.5 million sq. ft.) of production capacity.

Spectrum Chile SpA

Medical cannabis markets in Chile are emerging and the Company plans to enter the market aggressively in order to position itself as a leader. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

Spectrum Cannabis Peru

With Peru poised to introduce new regulations for the use of medical cannabis, Spectrum Cannabis Peru will support the opening of the Peruvian market while leveraging Canopy Growth’s global expertise in patient and physician education, as well as in medical cannabis production.

Corporate Position on Conducting Business in THE United States

Canopy Growth will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal/permissible to do so.  As cannabis is currently federally illegal in the U.S., Canopy Growth does not engage in any U.S. cannabis- related activities as defined in Canadian Securities Administrators Staff Notice 51-352 as of February 14, 2019.

While the Company has several partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Further, while the Company will not engage in cannabis-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally illegal, Canopy Growth has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal/permissible. The Company has entered into option agreements to purchase certain cultivation infrastructure (for capped capital investment amounts) should cannabis become federally legal/permissible in the U.S.

In respect of the Company’s policy to not engage in any unlawful U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, two affiliates of the Company, TerrAscend and Slang, with interests in pursuing cannabis related business in the United States, the Company took steps to structure the Company’s ownership stake interest in the affiliates to insulate the Company.  Under the restructurings and arrangement, the Company has no voting rights and economic interest in these affiliates until cannabis becomes federally lawful/permissible in the United States. Ownership in the affiliates has been held or converted to warrants that are exercisable in circumstances related to cannabis becoming federally lawful/permissible in the United States. The Company monitors its non-controlled affiliates for compliance with U.S. cannabis laws, and would make similar arrangements, if necessary, to ensure the Company’s ongoing compliance with U.S. federal laws.

Multiple legislative reforms related to cannabis were recently implemented or are currently being considered by the federal government.  The Farm Bill was recently signed into by law by the US President which federally legalized the cultivation of Hemp to produce CBD and other cannabinoids, except for THC.  The STATES Act, in the current form being debated by the US Senate, if passed into law, would make cannabis federally permissible (not illegal) in US states where cannabis is state legal.

Leading up to and following passage of the Farm Bill, including its provisions for federally legalizing the production and sale of Hemp-based CBD products, the Company began to seize this potentially large opportunity.  On November 26, 2018, the Company closed its previously announced agreement to acquire the assets of ebbu, an Evergreen, Colorado-based hemp research leader.  Intellectual Property ("IP") and R&D advancements achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. In addition, ebbu’s IP portfolio will contribute to the clinical formulations program being executed by Canopy Health. Canopy Growth operates a rapidly emerging, field-scale hemp operation based in Saskatchewan and by applying ebbu’s IP, the Company has the potential to vastly reduce the cost of CBD production.

Canopy Growth, through a newly formed subsidiary, will employ ebbu's assets and personnel to conduct R&D. There will be no production or sale of cannabis products resulting from such R&D in the United States unless and until it would be federally legal/permissible to do so.

On October 9, 2018, the Company announced that it had completed a legal transfer of cannabis products to a research partner in the United States. To the Company’s knowledge, this was the first export of legal cannabis products from Canada to the United States pursuant to an import permit issued by the federal United States Drug Enforcement Administration (“DEA”). The shipment was completed for the sole purpose of supporting medical research and development. To date, four such shipments have been made under DEA approval.

On January 14, 2019, Canopy Growth announced that it had been granted a hemp processing and production license by New York State and its commitment to invest in New York in order to establish a Hemp Industrial Park. Canopy Growth intends to invest between $100 million USD and $150 million USD in its New York operations, capable of producing tons of hemp extract on an annual basis. Cannabis leader has completed four federally legal shipments of cannabis to the United States.

CANNABIS BRANDS

The Company’s diverse platform of brands “under the Canopy” allows the Company to effectively deploy brands that are targeted towards specific customer demographics, use occasions and product form factors.

OWNED BRANDS

Spectrum Cannabis

Spectrum Cannabis is the Company’s international medical brand and will serve as the Company’s physician and patient facing identity across all federally legal jurisdictions where Canopy Growth operates. “Spectrum” in the name refers to the Company’s trademarked colour-coded cannabis strain classification system.

Tweed

A key focus of the Company, since its inception, has been the development of its flagship Tweed brand. From the name, quality and consistency, logo and design aesthetic, to the tone and light-hearted copy, Tweed deliberately chose to incorporate a sense of texture and approachability that welcomes customers and encourages an intimate relationship and trust with the brand. The Tweed brand has evolved towards an adult lifestyle brand to best serve the needs of the regulated recreational market in Canada.

Van der Pop

Van der Pop is a female focused cannabis brand, with a focus on education and community; a guide to helping women discover and consider cannabis for self-care. Van der Pop dried cannabis whole flower launched in select markets in January 2019. Soft gels are planned to be released in the first half of calendar 2019 while a selection of Van der Pop derivative cannabis products is planned to launch in the second half of calendar 2019.

Maitri

Founded by Quebecers for Quebecers, Maitri focuses on adventure seekers looking to combine the power of the outdoors with cannabis. Maitri continues to build loyal followers through its growing line of designed-in-Quebec accessories. Maitri plans to launch a line of derivative cannabis products in the second half of calendar 2019.

Vert

From the Company’s facility in Mirabel, Quebec, Vert is poised to be a premium supplier of craft cannabis for markets in Canada. Vert intends to launch into the Canadian recreational market in the second half of calendar 2019.

AFFILIATED BRANDS

LBS

Tweed and renowned cannabis business pioneer Snoop Dogg have partnered to bring the LBS (formerly known as Leafs By Snoop prior to October 17, 2018) offering of diverse whole-flower and oil strains, including a high CBD option and mid to high-range THC options to the recreational market.

DNA-Certified

DNA Genetics, world-renowned Cannabis breeders, have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. Tweed has leveraged DNA's expertise in cannabis breeding to bring new, exclusive DNA Certified strains to primarily the recreational market.

Green House Brands and Organa Brands

Green House Brands, through Canopy Growth, is bringing the most awarded and recognized cannabis brand in the world to the Canadian market in the second half of calendar 2019. Established in 1985, the Green House Brands portfolio includes Green House Seed Co. and Strain Hunters, both of which are market exclusive cannabis strains. Green House assets have won numerous accolades, including over 40 High Times Cannabis Cups and 200 plus awards for top genetics, establishing the brand’s leadership in the global cannabis industry. As Strain Hunters, the brand has been featured in documentary series on HBO and VICE, highlighting its globetrotting journeys to find the rarest landrace strains of cannabis.

Organa Brands revolutionized the cannabis industry with the introduction of supercritical CO₂ extracted cannabis oil in 2010 and the introduction of the groundbreaking O.penVAPE device in 2012. Today the company is home to some of the world's largest consumer cannabis brands, including O.penVAPE, Bakked, Magic Buzz and District Edibles. Organa Brands will launch in the Canadian recreational market, through Canopy Growth, in the second half of calendar 2019.

Retail STRATEGY AND BRANDS

The provinces of New Brunswick[7], Quebec8 , PEI9 and Nova Scotia10 decided that their provincial liquor control agencies will oversee the distribution and retail on non-medicinal cannabis. The provinces of Manitoba11, Newfoundland &

[7]	http://www2.gnb.ca/content/gnb/en/news/news_release.2017.09.1206.html
[8]	http://plus.lapresse.ca/screens/b9063848-7868-4a20-846b-a84fcd3a747f%7C_0.html
[9]	https://www.princeedwardisland.ca/en/news/province-sets-next-policy-directions-cannabis-legalization
[10]	https://novascotia.ca/cannabis/#cannabis-retail-and-distribution
[11]	http://news.gov.mb.ca/news/?archive=&item=42491

Labrador12, Saskatchewan13, Alberta14, British Columbia15, Ontario16 and the Yukon Territory17  decided that the provincial/territorial liquor control agency will be responsible for distribution and oversee the private retail of non‑medicinal cannabis.

The Company is pursuing a cannabis retail presence in provinces, where permitted, to capture retail gross margin (incremental to wholesale margin), capture higher market share and establish direct connections with customers. Controlling the retail environment provides the Company with a powerful marketing engine to build the Tweed, Tokyo Smoke and other company owned brands whilst data and customer feedback collected from owned stores enables the Company to better understand customers and quickly react to their changing needs.

The Company operates in both physical and digital channels to better meet to the needs of our customers. To date, the Company has received licenses or permits to apply for licenses to operate private retail and online sites in each of the provinces that have announced private retail operations – Newfoundland & Labrador (licenses for up to 7 stores), Manitoba (licenses for up to 15 stores) and Saskatchewan (licenses for up to 6 stores). The Company is also pursuing retail licenses in a select number of cities in Alberta and British Columbia; the Company has already secured over 20 development permits in Alberta and is progressing through the provincial cannabis retail licensing process. Finally, the Company is pursuing opportunities to license its Tweed and Tokyo Smoke retail banners in Ontario. As at February 14, 2019, the Company had opened 15 cannabis retail stores, including one Tweed store under license, with more to follow in the coming months, subject to cannabis retail licensing timelines in each province.

The Company has established an owned, technology-enabled direct sales force across the country. This sales force will be responsible for interfacing with cannabis retailers across the country to, among other things, educate retail staff on the Company’s products, foster positive product placement in retail stores and garner real-time/near real-time market intelligence on product demand and to communicate this intelligence back to the Company’s operations.

Tweed and Tokyo Smoke Stores

Canopy Growth finalized its acquisition of HIKU during the second quarter of fiscal 2019, adding the Tokyo Smoke retail network to its network of Tweed stores. Offering two distinct customer experiences will allow the Company to appeal to various consumer demographics without saturating any single segment. Tokyo Smoke operates four retail cannabis stores and an e-commerce platform in Manitoba. Tweed retail now has 10 locations selling cannabis across Newfoundland & Labrador and Manitoba, a licensed store in Saskatchewan and an e-commerce presence in Manitoba and Nunavut. The Company plans to add, in provinces with private retail models, 20 additional Tweed stores and 20 additional Tokyo Smoke stores. In the province of Ontario, the company is exploring partnership opportunities to ensure consumers in the that market can experience the distinct Tweed and Tokyo Smoke retail experiences while working within the provincial framework limited to Licensed Producer ownership at 9.9%.

DOMESTIC CANNABIS Production – OWNED & PARTNER FACILITIES

Through its wholly-owned subsidiaries and partnerships, Canopy Growth operates numerous state-of-the-art production facilities with over 4.3 million sq. ft. of licensed indoor and greenhouse production capacity.  In addition, through wholly-owned subsidiaries and partnerships, the Company is developing several additional production facilities in Canada. The Company has ten licenses issued by Health Canada to cultivate cannabis and 8 licenses from Health Canada to sell cannabis.

The Company will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve regulated recreational customers across Canada in the future. To date, the Company has announced capacity expansions totaling over 1.3 million sq. ft. beyond the current licensed footprint for a total of 5.6 million sq. ft licensed facilities when completed.  Construction commenced in October 2018 at Smiths Falls to build a 125,000 square foot bottling facility with four automated bottling and canning lines.  It is expected to be fully completed and ready by the summer of calendar 2019.

[12]	http://www.releases.gov.nl.ca/releases/2017/exec/1123n01.aspx
[13]	https://globalnews.ca/news/3951690/marijuana-to-be-sold-in-private-saskatchewan-stores-and-online/
[14]	https://www.alberta.ca/cannabis-framework.aspx
[15]	https://globalnews.ca/news/3897846/bc-government-unveils-how-cannabis-will-be-sold-once-legalized/
[16]	https://news.ontario.ca/mof/en/2018/08/ontario-announces-cannabis-retail-model.html
[17]	https://yukon.ca/en/news/government-yukon-tables-cannabis-control-and-regulation-act

DOMESTIC CANNABIS Production – ParTNER CAPACITY OFFTAKE

The Company has established several programs designed to help sector partners, both license applicants and LPs, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to the Company’s customers.

Tweed’s Curated CraftGrow Line

Tweed’s curated CraftGrow line was created to introduce high quality cannabis grown by a diverse set of producers to our customers. As of February 14, 2019, CraftGrow partners include AB Laboratories Inc., Delta 9 Cannabis Inc., JWC Ltd., PhyeinMed Inc., PUF Ventures Inc. SweetGrass Inc., TerrAscend Corp. and Valens GroWorks, all with different growing styles and approaches to cannabis. Cannabis grown by AB Laboratories Inc. and JWC Ltd. Is available on the Company’s on-line medical store at www.spectrumcannabis.com.

Agripharm

Agripharm is 40% owned by the Company under a collaborative agreement with Green House and Organa Brands. Pursuant to the agreement, the Company has the right to purchase all the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical brick and mortar retail locations.

Canopy Rivers

Canopy Rivers (TSXV:RIV) works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary companies operating throughout the cannabis value chain. As the portfolio continues to develop, each constituent benefits from opportunities to collaborate with Canopy Growth and among themselves, which the company believes results in an ideal environment for innovation, synergy, and value creation for Canopy Rivers, Canopy Growth, and across the entire Rivers ecosystem.

To date, in collaboration with Canopy Growth, Canopy Rivers has established a diversified portfolio of cannabis industry investments that includes licensed producers, late stage applicants, pharmaceutical formulators, branded developers & distributors, and technology & media platforms. Investments are customized for each counterparty and include a balanced mix of equity, debt, royalty, and profit-sharing agreements.

On February 4, 2019, Canopy Rivers announced that it had entered into an agreement with CIBC Capital Markets (“CIBC”) and Eight Capital (together with CIBC, the “Joint Bookrunners”), under which the Joint Bookrunners have agreed to purchase, together with a syndicate of underwriters (the “Underwriters”), 11,500,000 subordinated voting shares of the Canopy Rivers (the “Subordinated Voting Shares”) on a “bought deal” basis at a price of $4.80 per Subordinated Voting Share (the “Issue Price”) for gross proceeds of approximately $55,000 (the “Bought Deal”).

Concurrent with the Bought Deal, Canopy Growth, will purchase a minimum of 6,250,000 Subordinated Voting Shares on a private placement basis, at a price per Subordinated Voting Share equal to the Issue Price (the “Private Placement” and together with the Bought Deal, the “Offering”) for additional gross proceeds of a minimum of approximately $30,000. Canopy Growth currently owns approximately 26.5% of the issued and outstanding shares of the Canopy Rivers on a non-diluted basis and has elected to subscribe under the Private Placement for more than its pro rata participation right. Following completion of the Offering (prior to giving effect to an over-allotment options granted to the Underwriters), Canopy Growth’s ownership interest in the Canopy Rivers will increase to approximately 27.3% of the issued and outstanding shares of the Canopy Rivers on a non-diluted basis. The combined gross proceeds to the Canopy Rivers under the Offering will be a minimum of approximately $85,000 and is expected to close on or about February 27, 2019.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations and balance sheet data, which is expressed in thousands of Canadian dollars, except share and per share amounts, for the indicated periods.

SELECTED OPERATIONAL INFORMATION
(CDN $000's, except share amounts)
	Three Months Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
		(Restated)		(Restated)
Gross revenue	$97,703	$21,700	$146,946	$55,142
Net revenue	83,048	21,700	132,291	55,142
Gross margin before fair value impacts in cost of sales	18,290	11,889	35,942	30,069
Gross margin before fair value impacts in cost of sales %	19%	55%	24%	55%
Gross margin	12,452	16,530	20,453	61,454
Gross margin %	13%	76%	14%	111%
Operating expenses before acquisition costs and non-cash operating expenses	96,247	20,746	211,949	51,302
Total operating expenses	169,693	42,562	423,028	92,703
Loss from operations	(157,241)	(26,032)	(402,575)	(31,249)
Adjusted EBITDA[1]	(75,081)	(5,681)	(155,154)	(14,359)
Net loss after taxes	74,860	11,014	(346,732)	227
Net loss attributable to Canopy Growth Corporation	67,582	1,583	(349,831)	(8,809)
Net loss per share - basic	$0.22	$0.01	$(1.45)	$(0.05)
Weighted average shares - basic	303,281,549	182,029,481	241,806,351	171,075,324
Net loss per share - diluted	$(0.38)	$0.01	$(1.45)	$(0.05)
Weighted average shares - diluted	315,974,639	194,739,044	242,044,821	171,075,324

[1] Adjusted EBITDA, a non-GAAP measure, is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

Selected statements of financial position information
	December 31,	March 31,
	2018	2018

Cash and cash equivalents	$4,115,870	$322,560
Marketable Securities	799,418	-
Biological assets	31,013	16,348
Inventory	184,961	101,607
Other working capital	(131,317)	(49,209)
Total assets	8,640,115	1,436,817
Current and long-term debt	791,496	8,422
Other long-term liabilities	122,006	61,150
Deferred tax liability	25,703	33,536
Shareholders' equity	7,423,678	1,243,238

Third quarter RevIEW

Results of Operations for the three and nine months ended December 31, 2018 as compared to the three and nine months ended December 31, 2017.

SELECTED QUARTERLY INFORMATION
(CDN $000's, except share amounts)	Q3'19	Q2'19	Q1'19	Q4'18
Net revenue - Recreational	$57,687	$-	$-	$-
Net revenue - Medical & Other	$25,362	$23,327	$25,916	$22,806
Net income (loss) attributable to Canopy Growth Corporation	$67,582	$(337,136)	$(80,277)	$(61,544)
Net income (loss) per share - basic	$0.22	$(1.52)	$(0.40)	$(0.31)
Weighted average shares - basic	303,281,549	221,725,511	200,160,740	196,571,715
Net income (loss) per share - diluted	$(0.38)	$(1.52)	$(0.40)	$(0.31)
Weighted average shares - diluted	315,974,639	221,725,511	200,160,740	196,571,715

	Q3'18	Q2'18	Q1'18	Q4'17
Net revenue - Recreational	$-	$-	$-	$-
Net revenue - Medical & Other	$21,700	$17,569	$15,873	$14,661
Net income (loss) attributable to Canopy Growth Corporation	$1,583	$(1,338)	$(9,054)	$(11,994)
Net income (loss) per share - basic	$0.01	$(0.01)	$(0.06)	$(0.08)
Weighted average shares - basic	182,029,481	167,226,218	163,884,269	147,060,478
Net income (loss) per share - diluted	$0.01	$(0.01)	$(0.06)	$(0.08)
Weighted average shares - diluted	194,739,044	167,226,218	163,884,269	147,060,478

	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
(CDN $000's, except share amounts)	2018	2017	2018	2017
Net revenue - Recreational	$57,687	$-	$57,687	$-
Net revenue - Medical & Other	$25,362	$21,700	$74,605	$55,142
Net income (loss) attributable to Canopy Growth Corporation	$67,582	$1,583	$(349,831)	$(8,809)
Net income (loss) per share - basic	$0.22	$0.01	$(1.45)	$(0.05)
Weighted average shares - basic	303,281,549	182,029,481	241,806,351	171,075,324
Net income (loss) per share - diluted	$(0.38)	$0.01	$(1.45)	$(0.05)
Weighted average shares - diluted	315,974,639	194,739,044	242,044,821	171,075,324

REVENUE

Revenue by Channel	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
(CDN $000's)	2018	2017	2018	2017
Recreational revenue
Business to business	$60,141	$-	$60,141	$-
Business to consumer	11,477	-	11,477	-
Medical revenue
Canadian	15,931	19,331	57,198	51,079
International	2,702	988	8,294	1,392
Other revenue	7,452	1,381	9,836	2,671
Gross revenue	97,703	21,700	146,946	55,142
Excise taxes	14,655	-	14,655	-
Net revenue	$83,048	$21,700	$132,291	$55,142

Revenue by Form	Three months ended
			Kilograms			Kilograms
			and			and
		As a % of	Kilogram		As a % of	Kilogram
	December 31,	Gross	Equivalents	December 31,	Gross	Equivalents
(CDN $000's)	2018	Revenue	Sold	2017	Revenue	Sold
Recreational revenue by form
Dry bud	$50,244	51%	6,394	$-	0%	-
Oil (Includes oil's and gelcaps)	21,374	22%	1,893	-	0%	-
Medical revenue by form
Dry bud	10,859	11%	1,196	13,059	60%	1,999
Oil (Includes oil's and gelcaps)	7,774	8%	619	4,435	20%	331
Other revenue	7,452	8%		4,206	20%
Gross revenue	97,703			21,700
Excise taxes	14,655			-
Net revenue	$83,048			$21,700

	Nine months ended
			Kilograms			Kilograms
			and			and
		As a % of	Kilogram		As a % of	Kilogram
	December 31,	Gross	Equivalents	December 31,	Gross	Equivalents
(CDN $000's)	2018	Revenue	Sold	2017	Revenue	Sold
Recreational revenue by form
Dry bud	$50,244	34%	6,394	$-	0%	-
Oil (Includes oil's and gelcaps)	21,374	15%	1,893	-	0%	-
Medical revenue by form
Dry bud	44,040	30%	5,137	37,589	68%	5,336
Oil (Includes oil's and gelcaps)	21,453	15%	1,570	10,367	19%	853
Other revenue	9,836	7%		7,186	13%
Gross revenue	146,947			55,142
Excise taxes	14,655			-
Net revenue	$132,292			$55,142

Average sales price per gram	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	$2018	2017	2018	2017
Recreational	$6.96	$-	$6.96	$-
Medical
Canada	$8.49	$8.21	$9.18	$8.11
International	$13.28	$12.61	$13.49	$12.57
Recreational & medical (weighted average)	$7.33	$8.36	$7.99	$8.11

The Company currently offers the following formats to Canadian recreational markets; dry flower, milled, oils, gel caps, and pre-rolled cannabis.  Medical offerings are similar, except for pre-rolled cannabis. Revenue also includes sales of merchandise and cannabis accessories, as well as clinic revenue earned by Bodystream Medical and Apollo Cannabis clinics.  New categories such as vape pens, edibles and beverages are expected to be available for sale later in calendar 2019 when Canadian laws permit.

Net revenue is determined by deducting excise taxes included in the gross revenue and remitted to the provinces, which began on October 17, 2018 when The Cannabis Act went into effect. These excise taxes accounted for 15% of gross revenue in the third quarter of fiscal 2019. The Company elected to absorb the excise taxes for medical customers, which amounted to $2.1 million of the total $14.7 million in the third quarter. Shipments to the provinces commenced in volume on October 1, 2018, so the third quarter reflects a full quarter of revenue from the Canadian recreational market.

The recreational market business model is, to date, principally a B2B market with sales directly to or through the provincial crown corporations, and to a lesser extent, so far, through B2C channels with retail stores under the Tweed and Tokyo Smoke banners.  The Medical business model is a B2C market in Canada where customers register and order directly on-line through www.spectrumcannabis.com as well as international sales in emerging markets such as Germany.

The sales growth over the second quarter of fiscal 2019 and third quarter of fiscal 2018 was entirely due to the launch of the Canadian recreation market on October 17, 2018.   Recreational sales of Tweed and affiliated

brands were recorded in all provinces and territories, with the highest concentration in those provinces where the Company focused on brick and mortar retail store channels, including Alberta, Quebec, Newfoundland, and New Brunswick.  Ontario which to date has only an on-line channel to market also contributed to the top line revenue growth.  The Company believes focusing on brick and mortar retail channels provides the greatest opportunity to develop brand loyalty, providing the customer with a consistent branded education and experience.

The Company’s own retail stores in Newfoundland and Manitoba, under the Tweed and Tokyo Smoke brands contributed 12%, or 906 kilograms and kilogram equivalents sold in recreational channels in the quarter.

The comparative periods have no recreational sales, except for a small amount of early shipments at the end of the second quarter of fiscal 2019.

As expected, Medical product sales under principally the Spectrum Brand declined by approximately 12% and 8%, respectively, compared to the second quarter of fiscal 2019 and the third quarter of fiscal 2018.  The decline in medical revenue was expected due in part to the available legal recreation market but was also impacted as medical customers were transitioned to the new Spectrum website, a more limited product offering and availability in particular spectrum formats and the absorption of the excise tax of $2.1 million by the Company for medical customers. The Company believes the Canadian medical market will recover and eventually continue to grow as customers seek out trusted product and brand formats such as oils and gel caps, often with varying concentrations of CBD and THC which may be more difficult to access through recreational channels.  However, it may take several quarters before there is more certainty on the rate of patient and medical revenue growth.  Brand loyalty and a direct relationship to medical practitioners and our customers through our customer care and the Spectrum Cannabis on-line store with prompt direct to home delivery remains an important factor in retaining and growing the medical market. The Company expects increased availability of CBD oils approved for sale to increase significantly in the coming quarters, from planned harvests, to translate into improved medical product revenue.  In addition, the Company is actively exploring other opportunities to increase the reach to medical patients and the medical community, as well as expanding global medical markets.

As at December 31, 2018, there were approximately 83,400 registered Canadian patients with the Company (Spectrum Cannabis) down slightly as compared to approximately 84,400 patients at September 30, 2018 but higher by 21% compared to approximately 69,000 patients a year ago on December 31, 2017.  The decrease since the preceding quarter partly reflects a partial cannibalization caused by the introduction of the Canadian recreational market. As noted, the Company believes the medical market will continue to grow, but it will take several quarters before there is more certainty on the rate of growth to be expected in concert with other medical channel programs being developed by the Company.

Other sales include revenue from clinics, merchandise and almost one month of device sales resulting from the acquisition of Storz & Bickel on December 6, 2018.

The total quantity of cannabis sold during the three months ended December 31, 2018 was 10,102 kilograms and kilogram equivalents at an overall average price of $7.33 per gram, up from 2,330 kilograms and kilogram equivalents at an average price of $8.30 per gram in same period last year.  As noted, the increase in kilograms and kilogram equivalents sold was due to the launch of the Canadian recreation market in the third quarter, offset by a slight decline in medical due to a limited product offering in the on-line store and to cross-over effects for some customers to recreation channels. The average selling price declined in the third quarter due to principally wholesale pricing to the provincial crown corporations in the recreation market.

Year-to-date, the Company has sold 15,194 kilograms and kilogram equivalents at an average price of $7.99 per gram, compared to 6,198 kilograms and kilogram equivalents at an average price of $8.11 per gram in nine months ended December 31, 2017 due to the launch of the Canadian recreational market in the third quarter of fiscal.

COST OF SALES

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Fair market value estimates are based directly on the Company’s selling list prices for specific cannabis strains and estimated or expected selling prices to provincial crown corporations in a regulated domestic recreational market, as applicable, though no such prices have yet been established. Costs to sell include post-harvest, trimming, fulfillment, testing and shipping costs. The

Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation.  As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold. In addition, the inventory production costs are expensed through cost of sales and represents overheads and other production costs of growing, processing and selling cannabis products, including packaging, shipping and fulfilment costs. Together, the inventory production costs expensed, the fair value changes in biological assets included in inventory sold and other charges, and the gain from changes in the fair value of biological assets comprise cost of sales. Management expects cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, the strains being grown, and where the pre-harvest plants are in the grow cycle at the end of the period.

Cost of Sales
	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
(CDN $000's)	2018	2017	2018	2017
Cost of sales
Inventory production costs expensed to cost of sales	$64,758	$9,811	$96,349	$25,073
Fair value changes in biological assets included in inventory sold and other charges	28,105	24,204	105,989	47,836
Unrealized gain on changes in fair value of biological assets	(22,267)	(28,845)	(90,500)	(79,221)
Total cost of sales	$70,596	$5,170	$111,838	$(6,312)

The cost of sales of $70,596 during the three months ended December 31, 2018 was comprised of inventory production costs expensed to cost of sales of $64,758, fair value changes in biological assets included in inventory sold and other charges of $28,105 offset by the unrealized gain on changes in the fair value of biological assets of $22,267.

The changes in the fair value of biological assets recorded during the third quarter of fiscal 2019 was principally due to commencement of growing at Aldergrove and Mirabel, along with new grow rooms added at Smiths Falls.

In the quarter ended December 31, 2017, the net cost of sales was $5,170 with inventory production costs expensed amounting to $9,811, fair value changes in biological assets included in inventory sold and other charges of $24,204 offset by the unrealized gain on changes in the fair value of biological assets of $28,845.

The inventory production costs expensed to cost of sales for the three month period ending December 31, 2018 of $64,578 was principally comprised of the cash costs of the inventory sold in the period for both recreation and medical as well as $13,092 of cash operating costs of subsidiaries not yet fully cultivating, such as the Delta, BC greenhouse, a number of zones at the Aldergrove, BC greenhouse, Mirabel, Quebec in a pilot phase and at Fredericton, New Brunswick) and distribution charges of $12,641. This compares to the same period last year when the inventory production costs expensed to cost of sales was $9,811.

GROSS MARGIN

The third quarter fiscal 2019 gross margin before the effects of IFRS fair value impacts in cost of sales and other charges and including the costs of non-cultivating subsidiaries of $13,092, distribution charges of $12,041 and medical excise taxes absorbed by the company of $2,059 was $18,290 or 22% of net revenue. In comparison, the third quarter fiscal 2018 gross margin before the effects of IFRS fair value impacts in cost of sales and other charges was $11,889 or 55% of net revenue.

In the nine month period ended December 31, 2018, gross margin before the effects of the IFRS fair value impacts in cost of sales and other charges, and including the costs of not yet fully cultivating subsidiaries and medical excise taxes absorbed, totaling approximately $46,742, was $35,942 or 27% of net revenue. In the comparison period last year, gross margin before the effects of IFRS fair value impacts in cost of sales and other charges was $30,069 or 55% of net revenue.

The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating as described above, the impact of absorbing excise taxes in the medical market, lower average selling price in B2B channels with the provinces in the recreation market, and to absorbing early costs associated with developing and testing edibles and beverages for introduction later in calendar 2019. Greenhouse facilities in Aldergrove, Delta and Mirabel have since been planted in a manner that allows for ongoing harvests, rather than one large harvest, to increase the utilization of assets such as post harvest processes and provide for a steady supply of product going forward.  The Aldergrove greenhouse began its third harvest earlier in the fourth quarter of fiscal 2019 and the Delta facility is expected to begin its next harvest later in the fourth quarter of fiscal 2019. The Denmark greenhouse is also expected to begin sales into Germany in the fall of calendar 2019.

The Company believes gross margins will improve in the coming quarters when all of its cultivation facilities reach full utilization and cycle through initial pilot harvests to be high performing assets. In addition, margins are expected to benefit when edibles and beverages are introduced later in calendar 2019 with lower costs of active ingredients per serving.

The IFRS reported gross margin was $12,452 for the three-month period ended December 31, 2018. In the comparative period ended December 31, 2017, the gross margin on the same basis was $16,530 or 76% of revenue. Gross margin includes the fair value changes in biological assets included in inventory sold and other charges and unrealized gain on changes in fair value of biological assets.

The IFRS gross margin was mostly impacted by the limited utilization of both BC Tweed facilities and Vert Mirabel, the absorption of medical excise taxes and lower average selling price into the B2B recreational channel.

The IFRS reported gross margin was $20,453 or 15% of net revenue, for the nine month period ended December 31, 2018. In the comparative period ended December 31, 2017, the gross margin on the same basis was $61,454 or 111% of revenue with differences mostly influenced by the IFRS accounting for the fair value changes in biological assets relative to net revenue reported in each respective period.

The Company’s announced production expansion plans, which will add up to 1.3 million sq. ft. over the remainder of calendar 2019, are expected to yield harvests that will produce increased volumes of available inventories for domestic sales and for export. The Company continues to refine its production processes and methodologies to increase production yields and gross margins.

OPERATING EXPENSES

Operating Expenses
	Three months ended
		As a % of		As a % of
	December 31,	Net	December 31,	Net
(CDN $000's)	2018	Revenue	2017	Revenue
Operating Expenses
Sales and marketing	$44,895	54%	$9,409	43%
Research and development	5,264	6%	287	1%
General and administration	46,088	55%	11,050	51%
Acquisition-related costs	4,520	5%	790	4%
Share-based compensation expense	63,911	77%	17,879	82%
Depreciation and amortization	5,015	6%	3,147	15%
Total operating expenses	$169,693		$42,562

	Nine months ended
		As a % of		As a % of
	December 31,	Net	December 31,	Net
(CDN $000's)	2018	Revenue	2017	Revenue
Operating Expenses
Sales and marketing	$101,208	77%	$23,452	43%
Research and development	7,964	6%	914	2%
General and administration	102,777	78%	26,936	49%
Acquisition-related costs	9,606	7%	2,491	5%
Share-based compensation expense	189,833	143%	28,936	52%
Depreciation and amortization	11,640	9%	9,974	18%
Total operating expenses	$423,028		$92,703

Sales and marketing expenses include, costs associated with the development of branding, marketing and education campaigns, the development of new permitted product SKUs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company’s medical outreach program.

These expenditures represent the Company’s view that strong brand recognition is, over time, essential to the Company’s successful market share acquisition strategy, particularly in the new recreational market in Canada. These costs represent a strategic upfront investment, which management believes will have a long-term benefit in growing customer acquisition and retention. Further, the Company is making these investments to aggressively seek new domestic and international business opportunities to build for the future.

As a result, sales and marketing expenses were up significantly relative to the same period last year for the purpose of being ready for the emerging recreation market while at the same time developing international markets.

The Company’s R&D team is researching a variety of intellectual property opportunities (See also INTELLECTUAL PROPERTY – PATENT PORTFOLIO and INTELLECTUAL PROPERTY - RESEARCH & DEVELOPMENT), including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of encapsulated cannabis oil capsules in higher volumes as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry to be incorporated in Canopy Growth’s operations. Also, ongoing R&D work being performed in the Company’s Dealers License Area is expected to lead to the development of new cannabis-based product form factors that will enter the market when permitted. R&D will continue to increase in absolute amounts with the acquisition of Canopy Health and funding approved clinical human and animal trials.

The G&A expenses increased as the company scaled up to be ready for the Canadian legal recreational market, international expansion, and increased governance costs associated with listing on the New York Stock Exchange and meeting additional regulatory reporting requirements. G&A includes higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company’s information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses in the third quarter period ended December 31, 2018 were primarily related to the ebbu and Storz & Bickel acquisitions and POS investment and costs incurred due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

Share-based compensation expense related to options granted to employees and consultants of the Company and to acquisition-related milestones. As noted earlier in this MD&A, the number of employees increased from 700 full time employees at the end of December 31, 2017 to approximately 2,700 at December 31, 2018.

ADJUSTED EBITDA (NON-GAAP MEASURE)

The Company’s “Adjusted EBITDA” is a Non-GAAP metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) from operations, as reported, before interest, tax, and adjusted for removing the share-based compensation expense, depreciation, and the fair value effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.

Adjusted EBITDA in the three months ended December 31, 2018 and 2017, amounted to a loss of $75,081 and a loss of $5,681, respectively.

Adjusted EBITDA in the nine months ended December 31, 2018 and 2017, amounted to a loss of $155,154 and a loss of $14,359, respectively.

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended		Nine Months Ended
(In CDN$000's)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
		(Restated)		(Restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(157,241)	$(26,032)	$(402,575)	$(31,249)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	28,105	24,204	105,989	47,836
Unrealized gain on changes in fair value of biological assets	(22,267)	(28,845)	(90,500)	(79,221)
	5,838	(4,641)	15,489	(31,385)
Share-based compensation expense (per statement of cash flows)[2]	64,090	19,015	194,686	30,249
Excess space provision included in general and administration expenses	(178)	-	4,068	-
Acquisition Costs	4,520	790	9,606	2,491
Depreciation and amortization (per statement of cash flows)	7,890	5,187	23,572	15,535
	76,322	24,992	231,932	48,275
Adjusted EBITDA	$(75,081)	$(5,681)	$(155,154)	$(14,359)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation, stock compensation, fair value changes and other non-cash items, and as adjusted for acquisition related items.
2 - Includes $23,849 and $8,914 for the three months ended December 31, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

Other expenses and net income

Other income of $235,231 for the three months ended December 31, 2018 was primarily made up of fair value changes on financial assets and financial liabilities. The amount includes a fair value gain of $185,796 arising from the decrease in the fair value of the senior convertible notes from the end of the second quarter to the end of the third quarter and a fair value gain of $36,457 on financial assets, principally the TerrAscend and Slang warrants.  The Company also had interest income of $18,643 on cash and marketable securities. This income was partly offset by a loss of $6,322 as a result of the TerrAscend restructuring which resulted in the exchange of the TerrAscend shares for the non-voting, non-participating exchangeable shares.

The Company recorded an income tax expense of $1,041 for the three months ended December 31, 2018.  In the comparative period last year, the Company recorded income tax expense of $7,595.

Net income for the three months ended December 31, 2018 was $74,860 compared to a net income of $11,014 in the comparative period last year.

Other income of $63,466 for the nine months ended December 31, 2018 is primarily made up of fair value changes on financial assets and financial liabilities, and a gain on the acquisition of the Company’s unowned interest in CHI.

The Company recorded an income tax recovery of $1,398 for the nine months ended December 31, 2018. In the comparative period last year, the Company recorded income tax expense of $9,635.

Net loss for the nine months ended December 31, 2018 was $346,732 compared to net income of $227 in the comparative period last year.

LIQUIDITY

As at December 31, 2018, the Company had cash and cash equivalents available of $4,115,870 and marketable securities of $799,418, a combined increase from $322,560 at the end of fiscal 2018. The increase from the end of fiscal 2018 was mainly due to the investment of approximately $5,000,000 by Constellation Brands on November 1, 2018, issuance of convertible senior notes with an aggregate principal amount of $600,000 offset by cash used to fund operations of $294,949, cash used for acquisition of subsidiaries and investments in facility enhancements totaling $568,236. The Company’s excess cash resources are invested in government backed, liquid treasury bills and bonds.

While the Company has incurred losses to date, management anticipates success and eventual cash profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans.

The Company’s objectives when managing its liquidity and capital structure are to generate sufficient cash to fund the Company’s operating, acquisition and organic growth requirements.

The table below sets out the cash, biological assets, inventory, other working capital, and long-term debt at December 31, 2018 and March 31, 2018.

(CDN $000's)	December 31, 2018	March 31, 2018

Cash & cash equivalents	$4,115,870	$322,560
Marketable securities	799,418	-
Biological assets	31,013	16,348
Inventory	184,961	101,607
Other working capital	(131,317)	(49,209)
Current and long-term debt	791,496	8,422
Other long-term liabilities	122,006	61,150

The increase in total working capital to a surplus of $4,981,498 (March 31, 2018 – surplus of $389,749) was primarily due to capital raised through the Constellation Brands investment and the convertible notes issued. An increase in accounts payable and accrued liabilities, primarily due to construction activities and the scaling of the business due to the new recreation market, partially offset the increase in total working capital.

Inventory at December 31, 2018 amounted to $184,961 (March 31, 2018 - $101,607) and biological assets amounted to $31,013 (March 31, 2018 - $16,348), together totaling $215,974 (March 31, 2018 - $117,955) all of which Management believes is required to meet expected market demands, including the legalized recreational market.

Finished goods consist of packaged cannabis and cannabis derivatives. Work-in-process inventory consists of bulk cannabis, bulk hemp, and cannabis derivative products in a semi-finished goods state or in a production process. Consumables include non-cannabis purchased inputs into the production process including packaging and grow consumables. Merchandise include non-cannabis purchased goods ready for sale as well as manufactured devices.

The increase in inventory since March 31, 2018 was due to the harvests at the Company’s greenhouses in Niagara-on-the-Lake and BC Tweed. Harvested plants were added to inventories during the quarter and quantities were maintained to meet the growth in sales expected and meet strain availability requirements, and the expansion of oils.

The chart below highlights the Company’s cash flows during the quarter ended December 31, 2018 and 2017.

(CDN $000's)	Nine months ended
Net cash provided by (used in)	December 31, 2018	December 31, 2017

Operating activities	$(294,899)	$(44,595)
Investing activities	(1,785,363)	(130,339)
Financing activities	5,769,908	310,842
Effect of exchange rate changes on cash and cash equivalents	103,664	-
Cash and cash equivalents, beginning of year	322,560	101,800
Cash and cash equivalents, end of period	$4,115,870	$237,708

CASH USED IN OPERATING ACTIVITIES

The cash used in operating activities prior to changes in working capital during the nine months ended December 31, 2018 amounted to $165,353, with a net loss of $346,732, which included the IFRS accounting for unrealized gain on biological assets of $90,500, change in other assets of $16,908, other income and expense of $45,919, and income tax recovery of $1,398 which is offset by the fair value changes in biological assets included in inventory sold and other charges of $105,989 and other non-cash items such as depreciation and amortization of $23,572, total share-based compensation of $194,686, and other non-cash operating adjustments of $11,857. The cash used in operating activities after changes in working capital during the quarter ended December 31, 2018 amounted to $294,900.

In comparison, the cash used in operating activities prior to changes in working capital during the nine months ended December 31, 2017 amounted to $17,290, with net income of $227 offset by the IFRS accounting for unrealized gain on biological assets of $79,221, change in other assets of $1,932, and other income and expense of $40,972 which are offset by the fair value changes in biological assets included in inventory sold and other charges of $47,836 and other non-cash items such as depreciation and amortization of $15,535, total share-based compensation of $30,249, and other non-cash operating adjustments of $10,358. The cash used in operating activities after changes in working capital during the quarter ended December 31, 2017 amounted to $44,595.

CASH USED IN INVESTING ACTIVITIES

The cash used in investing activities during the nine months ended December 31, 2018 of $1,785,363 was primarily due to the expansion of growing capacity at Tweed, the development of BC Tweed and Fredericton New Brunswick locations of $495,236, purchases of marketable securities of $802,247, and other investments made by the Company and its subsidiaries of $447,740.

In comparison, the cash used in investing activities during the nine months ended December 31, 2017 of $130,339 was primarily due to the respective acquisition and construction of equipment and facilities and to investments made in associated companies.

CASH FROM FINANCING ACTIVITIES

The cash provided by financing activities during the nine months ended December 31, 2018 of $5,769,908 is primarily due to closing the $5,072,500 Constellation Brands investment on November 1, 2018, the issuance of convertible senior notes of $600,000, the exercise of stock options and warrants amounting to $47,414, and proceeds from shares issued by Canopy Rivers of $91,218 which were partially offset, by the payment of share issue costs of $18,617, payment of debt financing costs of $16,380 and payment of lease obligations and repayment of long-term debt amounting to $6,227.

In comparison, the cash provided by financing activities during the nine months ended December 31, 2017 of $310,842 was due to $35,113 raised by a controlled subsidiary, Canopy Rivers. The Company’s voting rights allow it to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in the financial statements. The Company also received proceeds from the issuance of shares and warrants of $269,990 and the exercise of stock options and warrants amounting to $8,225. These were partially offset by the payment of share issue costs of $1,345 and repayment of lease obligations and long-term debt amount to $1,141.

LIQUIDITY, FINANCING AND CAPITAL RESOURCES

The Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s development and continued operations and to meet the Company’s liabilities and commitments as they come due. Specifically, the Company has a history of losses with an accumulated deficit of $441,480, share capital of $5,947,715 and working capital surplus of $4,981,498 as at December 31, 2018. This compares to an accumulated deficit of $91,649, share capital of $1,076,838 and working capital surplus of $389,749 as at March 31, 2018. See below under the heading “Risk Factors”.

FUNDAMENTAL CHANGE NOTICE AND TENDER OFFER

On November 2, 2018, the Company provided a Fundamental Change Notice, Notice of Right to Convert, Notice of MakeWhole Fundamental Change and Related Conversion Rate Adjustment, and Offer to Repurchase for Cash (the “Notice”) to holders of its $600,000 aggregate principal amount of 4.25% Convertible Senior Notes Due 2023 (the “Notes”), pursuant to the Indenture, dated June 20, 2018.  The Notice expired on December 6, 2018 without any repurchase or issuance of shares.

CAPITAL ACTIVITIES

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to implement strategic acquisitions, invest in innovation and intellectual property, develop international business opportunities, expand its growing rooms, ancillary rooms, invest in technology and equipment, and general working capital requirements to fund operations. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock, including the recent $5,000,000 investment by Constellation Brands, with the following exceptions.

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes will mature on July 15, 2023.

On November 7, 2014, a mortgage was obtained on the Tweed Farms property. The mortgage was obtained from Farm Credit Canada for an original amount of $1,875 at an annual interest rate of 5.3% and had a term of 5 years and an amortization period of 7 years. On August 5, 2016, the Company obtained a second mortgage on the Tweed Farms property with the same Canadian financial institution for an original amount of $3,500with an annual interest rate of 4.9%, term of 5 years and an amortization period of 7 years. Through the acquisition of Mettrum on January 31, 2017, the Company has an additional mortgage of, also with the same Canadian financial institution, on the Mettrum property, with an annual interest rate of 4.8%, term of 5 years and an amortization period of 7 years. All combined, the mortgages with Farm Credit Canada amounted to $8,179 at December 31, 2018 (March 31, 2018 - $6,514).

The Company also has revolving lines of credit for up to $6,018, with Farm Credit Corporation, with variable interest rates based on the FCC Variable Mortgage Rate plus 1.2% with a 5-year term and interest only payments on drawn amounts but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at December 31, 2018.

The Company’s authorized share capital is an unlimited number of common shares of which 342,983,810 common shares were issued and outstanding as at December 31, 2018, after including 128,935 escrowed shares to be released after meeting certain conditions (March 31, 2018 – 199,557,208 common shares after including 236,277 escrowed shares to be released after meeting certain conditions).

The Company has 31,555,161 options outstanding at December 31, 2018 under the Company employee stock option plan (“ESOP”) at prices between $0.22 and $67.54 per share (March 31, 2018 – 17,245,835 option shares).

At December 31, 2018 the Company also had 159,122,618 warrants for common shares outstanding at prices between $12.98 and $50.40, which expire between January 31, 2020 and November 1, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than those as stated below in the section titled “Transactions with Related Parties”.

TRANSACTIONS WITH RELATED PARTIES

On November 16, 2018, the Company acquired two previously leased facilities from a company controlled by Murray Goldman, a former director of Canopy Growth Corporation for cash proceeds of $31,281, including $1,454 to repay the loan to Mr. Goldman’s company. Mr. Goldman resigned from the Board on November 1, 2018 following the previously discussed investment by Constellation Brands. The basis for the consideration paid was supported by independent appraisals of the properties. The Company continues to lease one Toronto facility from Mr. Goldman’s company. The Toronto facility leases had original expiration dates on October 15, 2018 and August 31, 2024 and the Edmonton facility lease was to expire on July 31, 2037. One of the Toronto facilities and the Edmonton facility were purchased on November 16, 2018 for $29,827. Included in the expenses for the three and nine months ended December 31, 2018 for rent and operating costs was ($755) and $1,243, respectively (for the three and nine months ended December 31, 2017 - $1,301 and $1,673, respectively). In addition to the leased premises, consulting services of $73 and $230 were also provided to the Company for the three and nine months ended December 31, 2018, respectively (three and nine months ended December 31, 2017 - $nil and $nil). Included in interest expense for the three and nine months ended December 31, 2018 was an amount of $24 and $104, respectively (for the three and nine months ended December 31, 2017 - $44 and $130, respectively).  At December 31, 2018, the loan balance was $nil (March 31, 2018 - $1,564).  The Company had $29 owing in accounts payable and accrued liabilities at December 31, 2018 (March 31, 2018 - $137).

The Chairman and Chief Executive Officer has been engaged to provide services to the Company at $75 per quarter and is eligible for up to a $300 annual bonus. For the three and nine months ended December 31, 2018 consulting expenses including travel totaled $80 and $215, respectively (for the three and nine months ended December 31, 2017 - $55 and $165, respectively). The Company had $225 owing in accounts payable and accrued liabilities at December 31, 2018 (March 31, 2018 - $375). All amounts exclude HST.

During the three and nine months ended December 31, 2018, $121 and $499 was expensed in director’s fees, respectively (for the three and nine months ended December 31, 2017 - $112 and $464, respectively). The Company had $nil owing in accounts payable and accrued liabilities to directors at December 31, 2018 and March 31, 2018.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

CHANGE IN ACCOUNTING POLICIES

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold.   In addition, depreciation and amortization associated with shipping and fulfillment will be recorded to cost of goods sold as period charges. Previously this depreciation and amortization was grouped with other depreciation and amortization on the Statement of Operations.  The Company believes that the revised policy and presentation provides more relevant financial information to users of the financial statements.

The Company’s amended policy is as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, fulfillment and shipping costs.  The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the Consolidated Statements of Operations is comprised of the cost of inventories expensed in the period and the direct and indirect costs of fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and fulfillment related depreciation.

The change in accounting policy has been applied retrospectively and is further described in Note 3 to the Interim Statements for the quarter ended December 31, 2018.

NEW OR AMENDED STANDARDS EFFECTIVE APRIL 1, 2018

The Company has adopted the following new or amended IFRS standards for the annual period beginning on April 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified in a similar manner as under IAS 39.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss [“FVTPL”], transaction costs.

Financial assets are subsequently measured at:

1.	FVTPL;
2.	amortized cost;
3.	debt measured at fair value through other comprehensive income [“FVOCI”];
4.	equity investments designated at FVOCI; or
5.	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” [the “SPPI test”] as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The Company has elected to measure investments in equity instruments of AusCann, JWC, HydRx, Vapium, Good Leaf, Solo Growth, Livewell and Headset which are included in Other financial assets on the Statement of Financial Position, at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in other comprehensive income.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of April 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than convertible debentures, are initially measured at fair value and subsequently measured at amortized cost. The convertible debenture issued by the Company in June 2018 has been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	Loans and receivables	Amortized cost
Marketable securities	FVTPL	FVTPL
Accounts receivables	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Restricted investments	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Long-term debt	Other liabilities	Other liabilities
Convertible debentures	Not applicable	FVTPL
BC Tweed and Vert Mirabel put liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

The Company’s investments in JWC royalty interest, Agripharm royalty interest and Radicle repayable debenture (Note 14) were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as these investments fail the SPPI test. The change in classification of these investments did not materially impact the carrying amounts of these investments on the transition date.

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss [“ECL”] model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no material difference was noted. As a result, no impairment loss has been recognized upon transition and at April 1, 2018.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material weakness in our internal control over financial reporting set forth below was noted.

Internal Controls Over Financial Reporting

National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2018, as described below.

Previously Identified Material Weakness Not Fully Remediated

As of March 31, 2018, management concluded that the Company did not maintain effective internal controls over Corporate-wide End User Computing (EUC) spreadsheets; this material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in the financial reporting relies on equally complex spreadsheets, most significantly around the valuation of inventory and biological assets and the related classification of line items on the Consolidated Statements of Operations. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets

Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management has determined that the material weaknesses over EUC has not been fully remediated as of the date hereof.

Remediation Plan and Activities

Management continues to strengthen and improve controls related to the remaining material weaknesses related to End User Computing in the following ways:

•

Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework;

•

Inventoried EUC spreadsheets in use and associated control and implementation of several IT supported systems to reduce reliance on EUC tools. Further IT support initiatives are underway to continue to reduce the use of EUC tools;

•

A cross-functional business transformation process enabled by a new end to end Enterprise Resource Planning (“ERP”) system was launched in June 2017 to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that is utilizing third party consultants and will expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, will enable continuous improvement and scalability. As Project Summit progresses internal controls over financial reporting are being reviewed and are being updated accordingly. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

The material weakness related to reliance on EUC has not been fully remediated as at December 31, 2018. The initial “go live” date for Phase 1 of the implementation was October fiscal 2019 and in order to accommodate changing business requirements the roll out will extend into fiscal 2020. Remediation is expected to be completed with the full implementation of the ERP.

The ERP implementation represents a material change that took place during the period ended December 31, 2018. Phase 1 of the implementation project covered the migration of the new ERP system of certain entities, with the remainder to be migrated into fiscal 2020. In consequence, the internal controls over financial reporting are being reviewed and updated accordingly.

Another significant change that took place during the period was the Cannabis Legalization across Canada on October 17, 2018. Due to this, the company expanded its business model and the revenue stream was expanded to include retail sales and business to business sales for the recreational cannabis market. New processes and controls have been designed, implemented and continue to be assessed for internal control over financial reporting purposes.

Other than those described above, there have been no changes in the Company's internal control over financial reporting during the three months ended December 31, 2018 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of ebbu Inc. (acquired 100% interest on November 23, 2018), Storz & Bickel GmbH & Co. (acquired 100% interest on December 6, 2018.), POS Holdings Corp. (acquired 100% control on November 23, 2018), DaddyCann Lesotho PTY Ltd (acquired on May 17, 2018), Annabis Ltd (acquired on April 16, 2018), Spectrum Cannabis Colombia (acquired on July 5, 2018), Canopy Health Innovations (acquired on August 7, 2018), and HIKU (acquired on September 5, 2018).

The operations of ebbu Inc., Storz & Bickel GmbH & Co. and POS Holdings Corp., DaddyCann Lesotho PTY Ltd, Annabis Ltd, Spectrum Cannabis Colombia, Canopy Health Innovations and HIKU combined, represent approximately 20% of the Company’s assets (approximately 1% of current assets and 55% of non-current assets); they also represent approximately 34% of current liabilities and 1% of long-term liabilities, 9% of the Company’s revenues and 5% of operating expenses for the three months ended December 31, 2018.

ADDITIONAL GAAP MEASURES

The Company uses “Income (loss) from operations” as an additional GAAP financial measure within the financial statements and MD&A, but is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period.

Income from operations is calculated as total revenues less total operating expenses derived from the Consolidated Statements of Operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net earnings or other measures of financial performance in accordance with IFRS.

NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock-based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s AIF dated June 27 2018 and in the Company’s Short-Form Prospectus dated January 31, 2018 filed with securities regulators and available on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company operates in a highly regulated business and we may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions in which we operate;
•	The laws and regulations governing cannabis are still developing, including in ways that the Company may not foresee;
•	The Company and its subsidiaries have limited operating history, and accordingly, we are subject to many of the risks of early stage enterprises;
•	The Company is reliant on a small number of facilities;
•	This Company is highly dependent on our senior management;
•	The Company is reliant on several key inputs, and we are vulnerable to increases in price of those inputs;
•	The Company is dependent on its suppliers and on access to, and its ability to retain, skilled labor;
•	The Company’s cannabis and hemp growing operations are subject to risks inherent in an agricultural business;
•	The Company is reliant on third parties to transport its products to its customers;
•

Premiums for the Company’s insurance coverage may not continue to be commercially justifiable, and the Company’s insurance coverage may have limitations and other exclusions and may not be enough to cover potential liabilities;

•	The Company is required to comply with safety, health and environmental regulations;
•	The Company may be subject to product liability claims;
•	The Company’s products may be subject to recalls;
•	The cannabis industry may receive unfavorable publicity or become subject to negative consumer perceptions;
•	The Company may not be able to attract or retain customers;
•	The Company may not be able to successfully manage its growth;
•	The Company has a history of losses;
•	The development and operation of the Company’s business may require additional financing, which the Company may not be able to secure;
•	The Company must rely largely on its own market research and market demand which may not materialize;
•	Conflicts of interest may arise between the Company and its directors and officers;
•	From time to time the Company may be involved in legal proceedings arising in the ordinary course of business;
•

The Company competes for market share with several competitors and expect even more competitors to enter the market since the Cannabis Act came into effect, and many of the Company’s current and future competitors may have longer operating histories, more financial resources and lower costs;

•

Third parties with whom the Company does business may perceive themselves as being exposed to reputational risk by virtue of their relationship with the Company and may ultimately elect not to do business with the Company;

•	The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally;
•	The Company operates as a holding company and depends on the Company’s subsidiaries for cash to satisfy the obligations of the holding company;
•	The Company’s due diligence may not have revealed all material issues relating to acquisitions;
•	The Company may not be successful in the integration of acquired companies into our business;
•	The Company may be unable to successfully achieve the objectives of our strategic alliances;
•	The Company’s operations are subject to increased risk as a result of international expansion;
•	The Company may encounter political and other risks in emerging markets;
•	There may be a risk of corruption and fraud in the emerging markets in which the Company operates;
•	The Company’s operations in emerging international markets may posed an increased inflation risk on its business;
•	Foreign jurisdiction may impose ownership or control restrictions that could adversely impact the Company’s international operations;
•

The Company relies on international advisors and consultants in order to keep abreast of material legal, regulatory and government developments that impact the Company’s business and operations in the jurisdictions in which it operates;

•	International operations will result in increased operational, regulatory and other risks;
•	Canadian laws impose prohibitions on corruption and bribery that may be violated by employees or other agents without the Company’s knowledge and despite the Company’s policies and procedures;
•	Future sales or issuances of equity securities could decrease the value of the Company’s common shares, dilute investors’ voting power and reduce the Company’s earnings per share;
•	The Company’s common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions;
•	The listing on the TSX and NYSE may increase the volatility in the price of the Company’s common shares;
•	The Company may not pay dividends in the future;
•	There is no assurance of a sufficient liquid trading market for the Company’s common shares in the future;
•	There is no assurance the Company will continue to meet the listing requirements of the TSX and NYSE;
•	A significant number of the Company’s common shares are owned by Greenstar Holdings and CBG Holdings LLC;
•	The Company may lose its status as a foreign private issuer; and
•	As a public company, the Company has substantial obligations.